FOR IMMEDIATE RELEASE

JFI ANNOUNCES INCREASE IN TENDER OFFER TO 30% OF OUTSTANDING SHARES

The Board of Directors of Jardine Fleming India Fund, Inc. (NYSE: JFI) announced today that the Fund intends to increase its tender offer from 25% of outstanding shares to 30% of outstanding shares as of August 24, 2000. The offer is at a per share cash purchase price of 95% of net asset value per share, which will be determined on the day of the closing of the tender offer. The tender offer commenced on September 14, 2000, and is expected to remain open through October 12, 2000, unless extended.

The Fund will be distributing a supplement to its Offer to Purchase with further information regarding these actions. The Board believes that these actions are consistent with the Board's stated intention to enhance shareholder value and are in the best interests of the Fund and its shareholders.

The Fund's share repurchase program, announced August 11, 2000, has been temporarily suspended and is expected to resume at a date no sooner than ten business days after the termination of the tender offer. Under this share repurchase program, the Fund repurchased 432,681 of its shares during the period from August 11, 2000 through September 15, 2000, at an average price of $12.438. This amount represents 4.25% of the Fund's total shares outstanding at the beginning of the program.

The Fund, a non-diversified investment company, is managed by Jardine Fleming International Management Inc. (JFIMI). On August 1, 2000, Chase Manhattan Corp. announced the completion of its proposed acquisition of Robert Fleming Holdings Ltd., the parent company of JFIMI. As of August 31, 2000, the Fund's net asset value per share was $15.34 and its market price was $11.875, which was a discount to net asset value of 22.59%.

                                  * * * * * * *

There can be no assurance that any action proposed or adopted by the Board will reduce or eliminate the discount at which the Fund's shares trade. This announcement is not an offer to purchase or the solicitation of an offer to sell shares of the Fund. The tender offer is being made only by the Offer to Purchase (as supplemented) and the related Letter of Transmittal. Shareholders should read these documents carefully when they are available because they will contain important information. These and other filed documents will be available to investors free of charge at the website of the U.S. Securities and Exchange Commission. Neither the Offer to Purchase (as supplemented) will be made to, nor will tenders pursuant to the Offer to Purchase (as supplemented) be accepted from or on behalf of, holders of shares in any jurisdiction in which making or accepting the Offer to Purchase (as supplemented) would violate that jurisdiction's laws.


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